FOR IMMEDIATE RELEASE	TSX: SLW
April 7, 2016	NYSE: SLW

SILVER WHEATON TO RELEASE 2016 FIRST QUARTER
RESULTS ON MAY 9, 2016

Vancouver, British Columbia – Silver Wheaton Corp. (TSX:SLW) (NYSE:SLW) will release 2016 first quarter results on Monday, May 9, 2016, prior to market open.

A conference call will be held Monday, May 9, 2016, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:   1-888-231-8191
Dial from outside Canada or the US:   1-647-427-7450
Pass code:              85631140
Live audio webcast:          www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until May 16, 2016 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:   1-855-859-2056
Dial from outside Canada or the US:   1-416-849-0833
Pass code:              85631140
Archived audio webcast:        www.silverwheaton.com

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-844-288-9878
Email: info@silverwheaton.com
Website: www.silverwheaton.com